Contango Oil & Gas Company

717 Texas Ave., Suite 2900

Houston, Texas 77002

January 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Barberena-Meissner

Re:	Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-235934)

Ladies and Gentlemen:

Contango Oil & Gas Company hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-235934) be accelerated so that the Registration Statement will become effective on Thursday, January 23, 2020, at 5:00 p.m., Eastern time, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Sincerely,

CONTANGO OIL & GAS COMPANY

By:	/s/ E. Joseph Grady
E. Joseph Grady
Senior Vice President and Chief Financial Officer

cc:	Hillary H. Holmes, Gibson, Dunn & Crutcher LLP